UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Dated:  June 27, 2011

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: June 27, 2011	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: June 27, 2011
11-38-TR

Government of Canada, Teck and Micronutrient Initiative announce partnership to implement lifesaving zinc treatment programs

Ottawa, ON – The Micronutrient Initiative (MI) and Teck Resources Limited (Teck) announced today they are joining hands in a new partnership, the Zinc Alliance for Child Health, to develop and sustain zinc treatment programs to help save children’s lives.

Private and public partnerships are important to CIDA and the Government of Canada. The partnership between the MI and Teck Resources demonstrates how responsible businesses can take an active role and form working relationships with non-profit organizations to help save the lives of children and of the world’s most vulnerable.

“Partnerships are crucial in effective international development. CIDA is proud to have a long standing partnership with the Micronutrient Initiative," said Minister Oda. “Our partnership means that around the world children are healthier and mothers are stronger. This means they have a chance to learn, work and build stronger families and communities."

Zinc is essential for all living organisms. In children, zinc is vital for brain development, growth and the immune system. It can help protect the body from illnesses and to fight infections. According to the World Health Organization, zinc deficiency is one of the leading risk factors associated with diseases such as diarrhea, and one of the most common killers of children in developing countries, contributing to the deaths of 450,000 children under the age of five each year.

“The use of zinc, in combination with oral rehydration therapy, to help children recover from life-threatening diarrhea is well-known. However, this treatment is not being used enough in countries that have high numbers of children dying,” said Venkatesh Mannar, president of the Micronutrient Initiative, a leading Canadian development organization. “This new partnership provides a huge boost to zinc programming that will save children’s lives.”

This new relationship is a public-private-civil society alliance committed to reducing child mortality by scaling up the use of zinc, combined with oral rehydration salts, to treat diarrhea, and by providing zinc supplementation for children over six months old. Each partner will commit resources and leverage support from other private sector and public entities to tackle what is recognized as one of the most serious problems affecting people in the world’s developing countries. As the partnership grows, it is anticipated that other stakeholders will join in this effort to strengthen health programs for children.

“The challenge the world faces is not producing more zinc. It is getting zinc into the diets of people suffering from zinc deficiency,” said Don Lindsay, president and CEO of Teck Resources. “By partnering with CIDA and the Micronutrient initiative we are putting in place a framework to dramatically improve awareness about zinc deficiency, enhance distribution systems and ultimately save children’s lives.”

The first project under the Zinc Alliance for Child Health will be to support the Ministry of Health in Senegal to dramatically scale up the use of zinc supplements, along with oral rehydration salts, for the treatment of diarrhoea. Joining the announcement in Ottawa this week is Dr. Mame Mbayame Gueye Dione, head of the Senegal Ministry of Health’s Division of Food, Nutrition and Child Survival. “We have been preparing to introduce zinc supplementation in the health system in Senegal for some time,” said Dr. Mbayame. “The financial and technical support from this partnership gives us the resources to bring this new treatment to scale in the country and save children’s lives. The Zinc Alliance for Child Health will be a new development investment model and we are pleased that Senegal was chosen for the partnership’s first in-country project.”

The approach is recognized as a high impact solution that supports Canada’s Maternal, Newborn and Child Health Initiative objectives. Today’s commitment strengthens Canada’s aid effectiveness by maximizing committed funds from Canada’s private sector, as well as targets Canada’s G8 objectives of the Muskoka Initiative for child health, and helps in the efforts to meet the Millennium Development Goals.

About Teck Resources
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

About the Micronutrient Initiative
The Micronutrient Initiative is an Ottawa-based, international not-for-profit organization dedicated to ensuring that the world's most vulnerable - especially women and children - in developing countries get the vitamins and minerals they need to survive and thrive through supplementation and food fortification programs. Its mission is to develop, implement and monitor innovative, cost effective and sustainable solutions for hidden hunger, in partnership with others. With Canadian support, the organization is saving and improving the lives of 500 million people annually in more than 70 countries with its child survival, child development and women’s health programs.

About the Canadian International Development Agency
The Canadian International Development Agency (CIDA) is Canada's lead agency for development assistance. CIDA's aim is to manage Canada's support and resources effectively and accountably to achieve meaningful, sustainable results. It also engages in policy development in Canada and internationally, enabling Canada's effort to realize its development objectives.

Information:
Aynsley Morris	Emily Hamer
Micronutrient Initiative	Teck Resources Limited
Tel. +1.613.782.6831	Tel. +1.604-699-4306
Mobile +1.613.218.8427	emily.hamer@teck.com
amorris@MICRONUTRIENT.ORG

Justin Broekema
Press Secretary
Office of the Minister of International Cooperation
Tel. 819-953-6238

Media Relations Office
Canadian International Development Agency (CIDA)
Tel. 819-953-6534
Email: media@acdi-cida.gc.ca